

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
<u>MAIL STOP 3561</u>

February 26, 2010

Mr. Gerard Jacobs
Chief Executive Officer
Acquired Sales Corp.
31 North Suffolk Lane
Lake Forest, Illinois 60045

> **Re:** **Acquired Sales Corp.**
> **Form 10-K**
> **Filed December 30, 2009**
> **File No. 000-52520**

Dear Mr. Jacobs:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments, we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K filed December 30, 2009</u>

<u>General</u>

1. The company does not appear to have included the complete cover page required by Form 10-K. Specifically you have not indicated what Exchange Act section your securities are registered under. Please revise.

2. We note that your Form 10-K does not contain page numbers. Please confirm that you will paginate all future Exchange Act reports.

Item 8A. Controls and Procedures

3. It does not appear that your management has completed its assessment of internal control over financial reporting as of September 30, 2009, nor provided the disclosures set forth by Item 308T(a) of Regulation S-K. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

    If your management has not yet completed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

    In completing your evaluation, you may find the following documents helpful:

    - the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

    - the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

    - the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

    In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures *as of the end of the fiscal year* covered by the report and revise your disclosure as appropriate.

    Please also note that the failure to complete management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and

Disclosure Interpretation 115.02, which you can find at
http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Changes in Internal Control Over Financial Reporting

4.   Please revise to disclose any change in your internal control over financial
        reporting identified in connection with your evaluation required by paragraph (d)
        of Rule 13a-15 or Rule 15d-15 of the Exchange Act that occurred during your last
        fiscal quarter (the fourth fiscal quarter in the case of an annual report) that has
        materially affected, or is reasonably likely to materially affect, your internal
        control over financial reporting. Refer to Item 308T(b) of Regulation S-K.

Item 11 Security Ownership of Certain Beneficial Owners and Management

5.   We note disclosure elsewhere in your document that Mr. Jacobs has entered into
        irrevocable proxies with shareholders owning an aggregate of 2.9 million shares
        in addition to the shares associated with the Roberti Jacobs Family Trust and, as a
        result, "has voting control over 4,066,497 or 69.7% of [y]our outstanding
        common stock." Your Item 11 disclosure does not present these shares and
        indicates that "[n]one of our officers or members of our board hold any stock."
        Please revise your document to provide the information required by Item 403 of
        Regulation S-K based on the definition of beneficial owner contained in rule 13d-
        3. Also, clarify the relationship between the Roberti Jacobs Family Trust and Mr.
        Jacobs.

Item 13 Certain Relationships and Related Transactions

6.   It appears that your loans with affiliated parties should be disclosed under this
        section pursuant to Item 404(d) of Regulation S-K. Please revise.

Exhibits

7.   Please file or incorporate by reference the exhibits required by Item 601 of
        Regulation S-K and list in the exhibits index. See for guidance Question 146.02
        to the Compliance and Disclosure Interpretations.

8.   Your existing disclosure indicates that you borrowed a total of $20,000 from an
        affiliated party. Please revise to file the related loan agreements.

9.   Please file the Letter Agreement referenced in financial statement footnote four as
        well as the warrant agreement.

10.   Please revise the Section 302 Certifications filed with your September 30, 2009 Form 10-K at Exhibits 31.1 and 31.2 to add the required introductory language referencing internal controls over financial reporting in paragraph 4, and remove the small business issuer references. Refer to Item 601(b)31 of Regulation S-K.

Signatures

11.   Please revise to have Mr. Jacobs sign your filing in his personal capacities as your Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer – if true, and Director. In addition, please revise to include the signatures of at least a majority of your directors. See General Instruction D(2) of Form 10-K

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.   Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director